Room 4561

      June 2, 2005

John C. Harris
President and Chief Executive Officer
Viseon, Inc.
8445 Freeport Parkway, Suite 245
Irving, TX 75063

	Re:	Viseon, Inc.
		Post Effective Amendment No. 1 to Form SB-2
		Filed May 16, 2005
		File No. 333-115221

		Form 10-KSB for the Fiscal Year Ended June 30, 2004 Form 10-QSB for the Fiscal Quarter Ended September 30,
2004
		Form 10-QSB for the Fiscal Quarter Ended December 31,
2004
		Form 10-QSB for the Fiscal Quarter Ended March 31, 2005
		File No. 00-27106

Dear Mr. Harris:

      We have reviewed your filings and have the following comments.
Please respond to these comments within 10 business days. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended June 30, 2004

Item 8A.  Controls and Procedures

1. You state "[t]here have been no significant changes in our internal controls or in other factors that could significantly affect internal controls, nor were any corrective actions required with regard to significant deficiencies and material weaknesses." However, Item 308(c) requires you disclose any change in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm that there was no change to your internal controls over financial reporting during the fiscal quarter ended June 30, 2004, that had materially affected, or was reasonably likely to materially affect, your internal controls over financial reporting.


Forms 10-QSB for the Fiscal Quarters Ended September 30, 2004,
December 31, 2004 and March 31, 2005

Item 3.  Controls and Procedures

2. We note you disclose in all three of your latest Forms 10-QSB that
"due to the limited number of Company employees engaged in the authorization, recording, processing and reporting of transactions, there is inherently a lack of segregation of duties." The purpose of this disclosure is unclear. Tell us if this is meant to disclose a material weakness or deficiency in your disclosure controls and procedures or to disclose a change in internal controls over financial reporting. It appears that this disclosure is meant to indicate that you considered a cost/benefit analysis as part of your evaluation as to the certitude of the effectiveness of your processes. If so, please confirm that your disclosure controls and procedures were evaluated at a reasonable assurances level and that your conclusion as to the effectiveness of your disclosure controls and procedures were at that reasonable assurances level.

*	*	*	*	*

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us a letter, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	You may contact Rebekah Toton at (202) 551-3857 or me at
(202)
551-3462 if you have any questions regarding these comments.


								Sincerely,


								Mark P. Shuman
								Branch Chief - Legal

cc:	Via Facsimile (214) 922-4144
	Lance M. Hardenburg, Esq.
	Hallett & Perrin, P.C.
	Telephone: (214) 922-4156
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John C. Harris
Viseon, Inc.
June 2, 2005
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